SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 February, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 02 February 2026
Exhibit 1.2	Transaction in Own Shares dated 03 February 2026
Exhibit 1.3	Transaction in Own Shares dated 04 February 2026
Exhibit 1.4	Transaction in Own Shares dated 05 February 2026
Exhibit 1.5	Transaction in Own Shares dated 06 February 2026
Exhibit 1.6	Director/PDMR Shareholding dated 11 February 2026
Exhibit 1.7	Total Voting Rights dated 12 February 2026
Exhibit 1.8	Director/PDMR Shareholding dated 20 February 2026

Exhibit 1.1

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2 February 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,856,200 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,996,918	118,384	740,898
Highest price paid per Share (pence):	462.85	462.65	462.70
Lowest price paid per Share (pence):	450.10	450.45	450.15
Volume weighted average price paid per Share (pence):	458.1395	458.5250	458.2326

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 775,150,958 ordinary shares in treasury and have 15,711,162,036 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	458.1395	1,996,918
Cboe (UK)/BXE	458.5250	118,384
Cboe (UK)/CXE	458.2326	740,898

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3901R_1-2026-2-2.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 February 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,836,583 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,106,698	107,359	622,526
Highest price paid per Share (pence):	465.85	465.80	465.85
Lowest price paid per Share (pence):	456.00	456.50	456.25
Volume weighted average price paid per Share (pence):	460.8986	460.6250	460.7275

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 777,987,541 ordinary shares in treasury and have 15,708,325,453 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	460.8986	2,106,698
Cboe (UK)/BXE	460.6250	107,359
Cboe (UK)/CXE	460.7275	622,526

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5845R_1-2026-2-3.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 February 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,738,538 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,827,948	167,060	743,530
Highest price paid per Share (pence):	481.00	481.00	481.00
Lowest price paid per Share (pence):	473.30	473.85	473.45
Volume weighted average price paid per Share (pence):	476.9972	477.0863	476.9639

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 780,726,079 ordinary shares in treasury and have 15,705,586,915 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	476.9972	1,827,948
Cboe (UK)/BXE	477.0863	167,060
Cboe (UK)/CXE	476.9639	743,530

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7638R_1-2026-2-4.pdf

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5 February 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,775,080 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,815,113	180,268	779,699
Highest price paid per Share (pence):	480.25	480.25	480.25
Lowest price paid per Share (pence):	468.05	468.40	468.05
Volume weighted average price paid per Share (pence):	474.1030	473.9841	474.0453

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 780,726,079 ordinary shares in treasury and have 15,705,586,915 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	474.1030	1,815,113
Cboe (UK)/BXE	473.9841	180,268
Cboe (UK)/CXE	474.0453	779,699

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9596R_1-2026-2-5.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 6 February 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,789,480 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,997,611	135,729	656,140
Highest price paid per Share (pence):	480.00	480.00	480.00
Lowest price paid per Share (pence):	468.40	468.50	468.50
Volume weighted average price paid per Share (pence):	473.5654	473.7752	473.4843

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 786,290,639 ordinary shares in treasury and have 15,700,022,355 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	473.5654	1,997,611
Cboe (UK)/BXE	473.7752	135,729
Cboe (UK)/CXE	473.4843	656,140

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1240S_1-2026-2-6.pdf

Exhibit 1.6

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Carol Howle
2	Reason for the notification
a)	Position/status	Interim CEO / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.777	65
d)	Aggregated information - Volume - Price - Total	65 £4.777 £310.47
e)	Date of the transaction	10 February 2026
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.777	5
d)	Aggregated information - Volume - Price - Total	5 £4.777 £23.88
e)	Date of the transaction	10 February 2026
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation

Exhibit 1.7

12 February 2026

BP p.l.c.
Total voting rights and share capital

BP p.l.c. announces that on 6 February 2026 it purchased a total of 2,789,480 ordinary shares with a par value of US$0.25 each ("Shares") in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company.

The number of Shares now held in treasury by BP p.l.c. is 785,843,181 representing 5.00% of total voting rights. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 15,705,552,313. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules ("DGTRs").

This announcement is made in accordance with the requirements of DGTR 5.5.1

Exhibit 1.8

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Carol Howle
2	Reason for the notification
a)	Position/status	Interim CEO / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Group Share Value Plan, following adjustments for performance, tax, dealing costs and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	90,298
d)	Aggregated information - Volume - Price - Total	90,298 Nil consideration (market value £4.62) Nil consideration (market value £417,402.50)
e)	Date of the transaction	18 February 2026
f)	Place of the transaction	Outside a trading venue
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Carol Howle
2	Reason for the notification
a)	Position/status	Interim CEO / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Individual Share Value Plan, following adjustments for tax, dealing costs and dividends.
c)	Price(s) and volume(s)	Price(s)Volume(s)Nil74,355
d)	Aggregated information - Volume - Price - Total	74,355 Nil consideration (market value £4.62) Nil consideration (market value £343,705.99)
e)	Date of the transaction	18 February 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Group Share Value Plan, following adjustments for performance, tax, dealing costs and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	47,672
d)	Aggregated information - Volume - Price - Total	47,672 Nil consideration (market value £4.62) Nil consideration (market value £220,363.82)
e)	Date of the transaction	18 February 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Individual Share Value Plan, following adjustments for tax, dealing costs and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	50,158
d)	Aggregated information - Volume - Price - Total	50,158 Nil consideration (market value £4.62) Nil consideration (market value £231,855.36)
e)	Date of the transaction	18 February 2026
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 March 2026
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary